ITEM 77Q(i) - COPIES OF ANY NEW OR AMENDED REGISTRANT INVESTMENT ADVISORY CONTRACTS


EXHIBIT A
to the
Investment Advisory Agreement
dated as of May 12, 2001
by and between
Huntington VA Funds
and
Huntington Asset Advisors, Inc.


Name of Fund	Annual Compensation

Huntington VA Growth Fund	0.60% of average daily net assets

Huntington VA Income Equity Fund	0.60% of average daily net assets

Huntington VA Dividend Capture Fund	0.60% of average daily net assets

Huntington VA Mid Corp America Fund	0.60% of average daily net assets

Huntington VA New Economy Fund	0.60% of average daily net assets

Huntington VA Rotating Index Fund	0.60% of average daily net assets


	All fees are computed daily and paid monthly.


HUNTINGTON VA FUNDS

By:  /s/ Timothy D. Barto
Title:  Vice President


HUNTINGTON ASSET ADVISORS, INC.

By:  /s/ Ron Corn
Title:  Chief Compliance Officer